Kimberly-Clark de México, S.A.B. de C.V.

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 5th. Street NW
Washington DC 20549
Facsimile # (202) 942 9624

07027908

Reference: ADR Issuer registered under file # -82-3308
(Ticker: KCDMY)

SUPPL

Dear Sirs:

Attached please find Kimberly Clark de México S.A.B. de C.V.'s third quarter 2007 filing to the Mexican Bolsa. The attached is based on being added under file 82-3308, to the list of foreign private issuers that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

Regards,
Kimberly-Clark de México S.A.B. de C.V.

JORGE LARA FLORES
Director of Finance

PROCESSED
NOV 19 2007
THOMSON FINANCIAL

cc.
File ADR's.
Yxa Bazán (212) 648-5576

11/14

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 3 | YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	23,466,213	100	26,585,274	100
s02	CURRENT ASSETS	9,131,465	39	9,982,051	38
s03	CASH AND SHORT-TERM INVESTMENTS	3,500,255	15	2,504,093	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,701,409	16	3,547,021	13
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	108,936	0	87,257	0
s06	INVENTORIES	1,773,067	8	1,571,388	6
s07	OTHER CURRENT ASSETS	47,798	0	2,272,292	9
s08	LONG-TERM	592,128	3	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	592,128	3	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	13,718,636	58	13,197,147	50
s13	LAND AND BUILDINGS	4,395,126	19	4,237,219	16
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	23,050,764	98	22,137,978	83
s15	OTHER EQUIPMENT	64,014	0	50,100	0
s16	ACCUMULATED DEPRECIATION	14,704,955	63	13,657,382	51
s17	CONSTRUCTION IN PROGRESS	913,687	4	429,232	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	0	0	0	0
s19	OTHER ASSETS	23,984	0	3,406,076	13
s20	TOTAL LIABILITIES	15,121,433	100	14,813,014	100
s21	CURRENT LIABILITIES	5,694,678	38	7,115,855	48
s22	SUPPLIERS	1,820,631	12	1,758,858	12
s23	BANK LOANS	76,247	1	102,344	1
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	283,379	2	427,025	3
s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,514,421	23	4,827,628	33
s27	LONG-TERM LIABILITIES	7,441,170	49	5,233,416	35
s28	BANK LOANS	2,941,170	19	3,157,575	21
s29	STOCK MARKET LOANS	4,500,000	30	2,075,841	14
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	1,985,585	13	2,463,743	17
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	8,344,780	100	11,772,260	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	8,344,780	100	11,772,260	100
s36	CONTRIBUTED CAPITAL	4,259,394	51	4,380,864	37
s79	CAPITAL STOCK	4,259,394	51	4,380,864	37
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	4,085,386	49	7,391,396	63
s42	RETAINED EARNINGS AND CAPITAL RESERVES	4,345,728	52	7,778,960	66
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(260,342)	(3)	(387,564)	(3)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	3,500,255	100	2,504,093	100
s46	CASH	191,147	5	420,395	17
s47	SHORT-TERM INVESTMENTS	3,309,108	95	2,083,698	83
s07	OTHER CURRENT ASSETS	47,798	100	2,272,292	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	47,798	100	2,272,292	100
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	23,984	100	3,406,076	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	23,984	100	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	3,406,076	100
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	5,694,678	100	7,115,855	100
s52	FOREIGN CURRENCY LIABILITIES	1,226,308	22	1,531,834	22
s53	MEXICAN PESOS LIABILITIES	4,468,370	78	5,584,021	78
s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,514,421	100	4,827,628	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	51,762	1	474,844	10
s89	INTEREST LIABILITIES	115,871	3	105,525	2
s68	PROVISIONS	1,842,057	52	1,714,650	36
s90	DISCONTINUED OPERATIONS	20,587	1	1,127,094	23
s58	OTHER CURRENT LIABILITIES	1,484,144	42	1,405,515	29
s27	LONG-TERM LIABILITIES	7,441,170	100	5,233,416	100
s59	FOREIGN CURRENCY LIABILITIES	2,941,170	40	3,157,575	60
s60	MEXICAN PESOS LIABILITIES	4,500,000	60	2,075,841	40
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	1,985,585	100	2,463,743	100
s66	DEFERRED TAXES	1,985,585	100	1,808,050	73
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	655,693	27
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	4,259,394	100	4,380,864	100
s37	CAPITAL STOCK (NOMINAL)	9,231	0	9,409	0
s38	RESTATEMENT OF CAPITAL STOCK	4,250,163	100	4,371,455	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 3 | YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	4,345,728	100	7,778,960	100
s93	LEGAL RESERVE	636,178	15	636,178	8
s43	RESERVE FOR REPURCHASE OF SHARES	241,524	6	1,125,155	14
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	807,283	19	3,336,486	43
s45	NET INCOME FOR THE YEAR	2,660,743	61	2,681,141	34
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(260,342)	100	(387,564)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(284,326)	109	(387,564)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	23,984	(9)	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	3,436,787	2,866,196
s73	PENSIONS AND SENIORITY PREMIUMS	291,161	460,403
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	2,352	2,968
s76	WORKERS (*)	4,111	5,651
s77	OUTSTANDING SHARES (*)	1,125,963,315	1,147,638,815
s78	REPURCHASED SHARES (*)	31,040,900	16,605,000
s101	RESTRICTED CASH	0	227,875
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
R		Amount	%	Amount	%
r01	NET SALES	15,856,720	100	15,182,234	100
r02	COST OF SALES	9,344,702	59	8,660,570	57
r03	GROSS PROFIT	6,512,018	41	6,521,664	43
r04	GENERAL EXPENSES	2,385,811	15	2,321,234	15
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,126,207	26	4,200,430	28
r08	OTHER INCOME AND (EXPENSE), NET	(364,037)	(2)	(362,731)	(2)
r06	COMPREHENSIVE FINANCING RESULT	(188,420)	(1)	(419,568)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	3,573,750	23	3,418,131	23
r10	INCOME TAXES	913,007	6	956,237	6
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,660,743	17	2,461,894	16
r14	DISCONTINUED OPERATIONS	0	0	219,247	1
r18	NET CONSOLIDATED INCOME	2,660,743	17	2,681,141	18
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	2,660,743	17	2,681,141	18

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
r01	NET SALES	15,856,720	100	15,182,234	100
r21	DOMESTIC	14,756,799	93	14,201,804	94
r22	FOREIGN	1,099,921	7	980,430	6
r23	TRANSLATED INTO DOLLARS (***)	99,061	1	84,949	1
r08	OTHER INCOME AND (EXPENSE), NET	(364,037)	100	(362,731)	100
r49	OTHER INCOME AND (EXPENSE), NET	4,391	(1)	(4,982)	1
r34	EMPLOYEES' PROFIT SHARING EXPENSES	355,218	(98)	406,531	(112)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	13,210	(4)	(48,782)	13
r06	COMPREHENSIVE FINANCING RESULT	(188,420)	100	(419,568)	100
r24	INTEREST EXPENSE	395,820	(210)	369,536	(88)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	139,515	(74)	60,018	(14)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(38,175)	20	(241,203)	57
r28	RESULT FROM MONETARY POSITION	106,060	(56)	131,153	(31)
r10	INCOME TAXES	913,007	100	956,237	100
r32	INCOME TAX	856,327	94	1,036,774	108
r33	DEFERRED INCOME TAX	56,680	6	(80,537)	(8)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	24,813,908	23,864,717
r37	TAX RESULT FOR THE YEAR	3,953,276	4,529,874
r38	NET SALES (**)	21,202,758	20,233,644
r39	OPERATING INCOME (**)	5,799,355	5,713,976
r40	NET INCOME OF MAJORITY INTEREST (**)	3,591,339	3,666,306
r41	NET CONSOLIDATED INCOME (**)	3,591,339	3,666,306
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	794,365	800,504

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	5,218,640	100	5,018,172	100
rt02	COST OF SALES	3,122,079	60	2,899,173	58
rt03	GROSS PROFIT	2,096,561	40	2,118,999	42
rt04	GENERAL EXPENSES	783,498	15	745,757	15
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	1,313,063	25	1,373,242	27
rt08	OTHER INCOME AND (EXPENSE), NET	(113,708)	(2)	(124,074)	(2)
rt06	COMPREHENSIVE FINANCING RESULT	(21,738)	0	(11,713)	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	1,177,617	23	1,237,455	25
rt10	INCOME TAXES	298,646	6	360,827	7
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	878,971	17	876,628	17
rt14	DISCONTINUED OPERATIONS	0	0	103,415	2
rt18	NET CONSOLIDATED INCOME	878,971	17	980,043	20
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	878,971	17	980,043	20

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 3 | YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	5,218,640	100	5,018,172	100
rt21	DOMESTIC	4,837,080	93	4,658,271	93
rt22	FOREIGN	381,560	7	359,901	7
rt23	TRANSLATED INTO DOLLARS (***)	34,478	1	31,386	1
rt08	OTHER INCOME AND (EXPENSE), NET	(113,708)	100	(124,074)	100
rt49	OTHER INCOME AND(EXPENSE), NET	1,354	(1)	1,734	(1)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	115,062	(101)	144,491	(116)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	(18,683)	15
rt06	COMPREHENSIVE FINANCING RESULT	(21,738)	100	(11,713)	100
rt24	INTEREST EXPENSE	162,710	(749)	122,633	(1047)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	59,371	(273)	20,805	(178)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(9,856)	45	(16,371)	140
rt28	RESULT FROM MONETARY POSITION	91,457	(421)	106,486	(909)
rt10	INCOME TAXES	298,646	100	360,827	100
rt32	INCOME TAX	316,146	106	386,983	107
rt33	DEFERRED INCOME TAX	(17,500)	(6)	(26,156)	(7)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	266,622	272,031

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	2,660,743	2,681,141
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	864,255	670,509
c03	RESOURCES FROM NET INCOME FOR THE YEAR	3,524,998	3,351,650
c04	RESOURCES PROVIDED OR USED IN OPERATION	106,594	62,485
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	3,631,592	3,414,135
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,810,928	(624,980)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(2,171,747)	(1,834,381)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(360,819)	(2,459,361)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,586,466)	(368,278)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,684,307	586,496
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,815,948	1,917,597
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	3,500,255	2,504,093

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	864,255	670,509
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	794,365	800,504
c41	+ (-) OTHER ITEMS	69,890	(129,995)
c04	RESOURCES PROVIDED OR USED IN OPERATION	106,594	62,485
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	380,094	449,874
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(206,526)	(268,920)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	711,748	0
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(896,092)	(605,190)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	117,370	486,721
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,810,928	(624,980)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	2,529,676	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(193,017)	(105,191)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	(525,731)	(519,789)
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(2,171,747)	(1,834,381)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(653,563)	(379,009)
c31	(-) DIVIDENDS PAID	(1,518,184)	(1,455,372)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,586,466)	(368,278)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(968,839)	(446,952)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(617,627)	78,674

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.15		$	3.17	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	3.39		$	2.99	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	7.41		$	10.26	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	1.28		$	1.18	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		6.65	times		4.48	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		15.65	times		14.46	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	16.77	%	17.65	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	43.03	%	31.14	%
p03	NET INCOME TO TOTAL ASSETS (**)	15.30	%	13.79	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	42.03	%	47.09	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	3.98	%	4.89	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.90	times	0.76	times
p07	NET SALES TO FIXED ASSETS (**)	1.54	times	1.53	times
p08	INVENTORIES TURNOVER (**)	7.40	times	8.00	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	54.80	days	54.85	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.80	%	8.89	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	64.43	%	55.71	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.81	times	1.25	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	27.56	%	31.65	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	54.24	%	39.65	%
p15	OPERATING INCOME TO INTEREST PAID	10.42	times	11.36	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.40	times	1.36	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.60	times	1.40	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.29	times	1.18	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.60	times	0.67	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	61.46	%	35.19	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	22.23	%	22.07	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.67	%	0.41	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	9.17	times	9.23	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(501.89)	%	25.41	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	601.89	%	74.58	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	61.06	%	121.36	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Puntos sobresalientes:

- Por vigésimo primer trimestre consecutivo crecimiento en Ventas Netas.
- Mejoría en relación al trimestre anterior.
- Programa de Inversiones (CAPEX) en tiempo y en costo.
- Efectivo al cierre del trimestre $3,500 millones de pesos.
- ROIC de 24.0 porciento superior a 21.1 porciento del año anterior.

RESULTADOS DE OPERACIÓN (1)
(Millones de Pesos)

	Tercer trimestre terminado el 30 de septiembre de		
	2007	2006	% CAMBIO
VENTAS NETAS	$5,219	$5,018	4
UTILIDAD DESPUES DE GASTOS GENERALES	1,313	1,373	(4)
RESULTADO INTEGRAL DE FINANCIAMIENTO Y PTU	135	136	-
UTILIDAD NETA POR OPERACIONES CONTINUAS	879	877	-
OPERACIONES DISCONTINUADAS	-	103	N/A
UTILIDAD NETA	879	980	(10)
UTILIDAD POR ACCION OPERACIONES CONTINUAS (Pesos)	0.78	0.76	3
EBITDA	1,580	1,645	(4)

Los resultados del tercer trimestre fueron mejores que el trimestre anterior y muestran un crecimiento en ventas netas en comparación con el tercer trimestre de 2006, mismo que presentaba una fuerte base de comparación en todos los renglones. Sin embargo, seguimos resintiendo los efectos de la desaceleración económica y una muy fuerte presión en costos.

Las ventas netas crecieron 4 porciento en términos reales, 3 porciento fue debido a mayores volúmenes de unidades colocadas y 1 porciento por mejores precios y mezcla de productos. La participación de mercado de nuestros principales productos se sostuvo corroborando la lentitud de la demanda.

La utilidad después de gastos generales (antes utilidad de operación), aunque mejoró en relación al trimestre anterior, estuvo 4 porciento por debajo del año pasado. Esto es debido principalmente a que en el trimestre, y en todo lo que va del año, hemos tenido que absorber fuertes presiones de costos en los principales insumos que utiliza la empresa como son las fibras para reciclar, cuyo crecimiento en precio ha sido mayor al 40 porciento en un año, y los insumos derivados del petróleo. A esto tuvimos que aunarle el efecto de una menor productividad en 4 de nuestras plantas originada por la falta de suministro de gas durante una semana en el pasado mes de Septiembre. Para contrarestar todos estos efectos en costos hemos acelerado e impulsado aun mas todos los programas e

inversiones de reduccción y contención de costos.

Por lo que respecta a los nueve meses las ventas netas han aumentado un 4 porciento, principalmente debido a mayor volumen, la utilidad después de gastos generales ha disminuido 2 porciento y la utilidad neta por operaciones continuas está 8 porciento arriba del año anterior. La utilidad por acción por operaciones continuas creció 10 porciento, impulsada adicionalmente por el programa de recompra de acciones.

La calidad de las utilidades de la empresa se refleja en una sólida posición financiera y en una importante generación de efectivo.

Generamos EBITDA de casi $5,000 millones de pesos en los primeros nueve meses del año, y al 30 de septiembre de 2007 terminamos con efectivo por $3,500 millones de pesos. Hemos invertido en los últimos doce meses $2,392 millones de pesos ($1,387 en activos fijos o CAPEX y $1,005 en la recompra de acciones propias)y se ha pagado un dividendo a nuestros accionistas por $2,904 millones de pesos y uno extraordinario por la cantidad de $3,021 millones de pesos.

Continuamos ejecutando nuestro programa de inversiones (CAPEX). Como parte de este plan, esperamos arrancar la nueva máquina de papel tissue (75 millones de dólares de inversión) en el último trimestre del año, la cual añadirá 8 porciento a la capacidad de producción. Asimismo, en el segundo trimestre de 2008 esperamos arrancar la producción de papel base para la fabricación de toallas húmedas (50 millones de dólares de inversión) lo cual producirá importantes ahorros en costos en dicho producto.

(1) Con motivo de la desincorporación llevada a cabo el 27 de Octubre de 2006 de los negocios de Papel para Escritura e Impresión y de Cuadernos y de conformidad con los lineamientos establecidos en las Normas de Información Financiera en México, la información financiera que se presenta incluye el detalle de las operaciones del Negocio de Productos al Consumidor, Productos Institucionales y Exportación, que son las operaciones continuas y en 2006 como un renglón por separado llamado Operaciones Discontinuadas se presenta el resumen de los resultados del negocio que se desincorporó y finalmente la Utilidad Neta correspondiente a toda la empresa.

KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V. Y SUBSIDIARIAS (LA COMPAÑIA) SE DEDICA A LA MANUFACTURA Y COMERCIALIZACION DE PRODUCTOS DESECHABLES PARA EL CONSUMIDOR DE USO DIARIO DENTRO Y FUERA DEL HOGAR, COMO SON: PAÑALES Y PRODUCTOS PARA BEBÉ, TOALLAS FEMENINAS, PRODUCTOS PARA INCONTINENCIA, PAPEL HIGIÉNICO, SERVILLETAS, PAÑUELOS, TOALLAS PARA MANOS Y COCINA, TOALLITAS HÚMEDAS Y PRODUCTOS PARA EL CUIDADO DE LA SALUD. ENTRE SUS PRINCIPALES MARCAS SE ENCUENTRAN: HUGGIES, KLEENBEBE, KLEENEX, KIMLARK, PETALO, COTTONELLE, DEPEND Y KOTEX.

BASES DE PRESENTACION DE ESTADOS FINANCIEROS

CONSOLIDACION - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LAS CIFRAS DE KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V. Y DE LAS SIGUIENTES SUBSIDIARIAS, DE LAS CUALES POSEE LA TOTALIDAD DE LAS ACCIONES:

- CRISOBA INDUSTRIAL, S.A. DE C.V. PROPORCIONA SERVICIOS DE MAQUILA A KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V.

- PAPER PRODUCTS TRADE CORPORATION. EMPRESA COMERCIALIZADORA ESTABLECIDA EN EL EXTERIOR PARA PROMOVER LAS EXPORTACIONES DE LOS PRODUCTOS DE LA COMPAÑIA.

- SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V. PROPORCIONA, A TRAVES DE SUS COMPAÑIAS SUBSIDIARIAS, SERVICIOS DE DISTRIBUCION, ALMACENAJE Y OTROS A KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V.

- TAXI AEREO DE MEXICO, S.A. PROPORCIONA SERVICIO DE TRANSPORTE AEREO A PERSONAL DE KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V., SUS SUBSIDIARIAS Y AL PUBLICO EN GENERAL.

- OTRAS SUBSIDIARIAS CUYA ACTIVIDAD ES EL ARRENDAMIENTO DE INMUEBLES, PRINCIPALMENTE A CRISOBA INDUSTRIAL, S.A. DE C.V.

LAS OPERACIONES Y SALDOS INTERCOMPAÑIAS HAN SIDO ELIMINADOS EN LA CONSOLIDACION.

RESUMEN DE POLITICAS CONTABLES SIGNIFICATIVAS

NORMAS DE INFORMACION FINANCIERA MEXICANAS - A PARTIR DEL 1 DE JUNIO DE 2004, LA FUNCION Y RESPONSABILIDAD DE LA EMISION DE LAS NORMAS DE INFORMACION FINANCIERA ("NIF"), CORRESPONDE AL CONSEJO MEXICANO PARA LA INVESTIGACION Y DESARROLLO DE NORMAS DE INFORMACION FINANCIERA A.C. ("CINIF"). EL CINIF DECIDIO RENOMBRAR LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS COMO NORMAS DE INFORMACION FINANCIERA.

A PARTIR DEL 1 DE ENERO DE 2006 HAN ENTRADO EN VIGOR VARIAS NIF. LA APLICACION DE LAS NUEVAS NIF NO PROVOCO MODIFICACIONES SIGNIFICATIVAS EN LOS ESTADOS FINANCIEROS ADJUNTOS NI EN SUS REVELACIONES.

LOS ESTADOS FINANCIEROS CONSOLIDADOS ADJUNTOS CUMPLEN CON LAS NIF. SU PREPARACION REQUIERE QUE LA ADMINISTRACION EFECTUE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE CONSIDEREN ADECUADAS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLITICAS CONTABLES SON LAS SIGUIENTES:

RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACION - LOS ESTADOS FINANCIEROS SE ACTUALIZAN EN TERMINOS DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ULTIMO BALANCE GENERAL QUE SE PRESENTA. CONSECUENTEMENTE, LOS ESTADOS FINANCIEROS DEL AÑO ANTERIOR, QUE SE PRESENTAN PARA EFECTOS COMPARATIVOS, TAMBIEN HAN SIDO ACTUALIZADOS EN TERMINOS DEL MISMO PODER ADQUISITIVO Y SUS CIFRAS DIFIEREN DE LAS ORIGINALMENTE PRESENTADAS.

EQUIVALENTES DE EFECTIVO - CONSISTE EN INVERSIONES DIARIAS DE EXCEDENTES DE EFECTIVO.

INVENTARIOS Y COSTO DE VENTAS - LOS INVENTARIOS SE PRESENTAN A SU VALOR DE REPOSICION, EL CUAL NO EXCEDE A SU VALOR DE REALIZACION. EL COSTO DE VENTAS SE DETERMINA CON BASE AL COSTO DE REPOSICION A LA FECHA DE LA VENTA.

INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICION Y SE ACTUALIZAN UTILIZANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR. EN EL CASO DE ACTIVOS DE ORIGEN EXTRANJERO, EL COSTO DE ADQUISICION SE ACTUALIZA CON LA INFLACION DEL PAIS DE ORIGEN Y SE CONSIDERA LA FLUCTUACION DEL PESO MEXICANO CON RELACION A DICHA MONEDA.

EL COSTO INTEGRAL DE FINANCIAMIENTO INCURRIDO Y ATRIBUIBLE AL PERIODO DURANTE EL CUAL SE LLEVO A CABO LA CONSTRUCCION E INSTALACION DE PROYECTOS MAYORES DE INVERSION EN INMUEBLES, MAQUINARIA Y EQUIPO SE CAPITALIZA, Y SE ACTUALIZA APLICANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR.

LA DEPRECIACION DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA CONFORME AL METODO DE LINEA RECTA Y CON BASE EN LAS VIDAS UTILES ESTIMADAS DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO
EDIFICIOS	45
MAQUINARIA Y EQUIPO	15 A 25
EQUIPO DE TRANSPORTE	12 Y 25

DETERIORO DE ACTIVOS DE LARGA DURACION EN USO - ANUALMENTE SE REVISA EL VALOR EN LIBROS DE LOS ACTIVOS DE LARGA DURACION EN USO, PARA DETECTAR LA PRESENCIA DE ALGUN INDICIO DE DETERIORO. AL 31 DE DICIEMBRE DE 2006 NO EXISTEN INDICIOS DE DETERIORO.

CAPITAL CONTABLE - LOS CONCEPTOS EN ESTE RUBRO SE ACTUALIZAN UTILIZANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR.

INSUFICIENCIA EN LA ACTUALIZACION DEL CAPITAL CONTABLE - SE ORIGINA, FUNDAMENTALMENTE, PORQUE LA ACTUALIZACION DEL VALOR DE LA MAQUINARIA Y EQUIPO DE IMPORTACION, HA SIDO INFERIOR A LA INFLACION.

RECONOCIMIENTO DE INGRESOS - LOS INGRESOS SE RECONOCEN EN EL PERIODO EN QUE SE TRANSFIERE LA PROPIEDAD Y/O RESPONSABILIDAD DE LOS INVENTARIOS A LOS CLIENTES QUE LOS ADQUIEREN.

INSTRUMENTOS FINANCIEROS DERIVADOS - SE VALUAN A SU VALOR DE MERCADO Y SUS EFECTOS SE RECONOCEN EN LOS RESULTADOS DEL PERIODO. ESTOS INSTRUMENTOS SE UTILIZAN PARA REDUCIR LOS RIESGOS DE LOS EFECTOS DE LAS VARIACIONES EN LOS TIPOS DE CAMBIO DE MONEDA EXTRANJERA, EL PRECIO DE CIERTOS INSUMOS Y LA VARIACION EN TASAS DE INTERES.

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACION. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALUAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN EL COSTO INTEGRAL DE FINANCIAMIENTO DEL PERIODO EN QUE OCURREN.

IMPUESTO SOBRE LA RENTA Y PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES - EL IMPUESTO SOBRE LA RENTA (ISR) Y LA PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES (PTU), SE REGISTRAN EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSAN, RECONOCIENDOSE LOS EFECTOS DIFERIDOS ORIGINADOS POR LAS DIFERENCIAS TEMPORALES, CORRESPONDIENTES A OPERACIONES Y OTROS EVENTOS ECONOMICOS RECONOCIDOS EN LOS ESTADOS FINANCIEROS EN PERIODOS DIFERENTES AL CONSIDERADO EN LAS DECLARACIONES DEL IMPUESTO SOBRE LA RENTA DE LAS EMPRESAS. DICHOS EFECTOS SE REGISTRAN MEDIANTE LA SIGUIENTE METODOLOGIA:

- RESPECTO AL ISR, SE CONSIDERAN TODAS LAS DIFERENCIAS TEMPORALES QUE SE DETERMINAN MEDIANTE LA COMPARACION DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

- RESPECTO A LA PTU, SE CONSIDERAN LAS DIFERENCIAS TEMPORALES QUE SE DETERMINAN CON BASE EN LAS PARTIDAS DE CONCILIACION ENTRE LA UTILIDAD NETA CONTABLE DEL EJERCICIO Y LA RENTA GRAVABLE.

CUENTAS POR COBRAR A CLIENTES

	2007	2006
CLIENTES	$ 3,829,311	$ 3,667,310
ESTIMACION PARA CUENTAS DE COBRO DUDOSO	(127,902)	(120,289)
NETO	$ 3,701,409	$ 3,547,021

INVENTARIOS

	2007	2006
PRODUCTOS TERMINADOS	$ 697,908	$ 725,349
PRODUCCION EN PROCESO	163,595	169,317
MATERIA PRIMA Y REFACCIONES	911,564	676,722
TOTAL	$ 1,773,067	$ 1,571,388

INFORMACION POR SEGMENTOS

LA PROPORCION EN LAS VENTAS NETAS Y EN LA UTILIDAD DE OPERACION MAS DEPRECIACION Y AMORTIZACION (EBITDA) POR SEGMENTO DEL TERCER TRIMESTRE DE 2007, SE RESUME COMO SIGUE:

	2007		2006	
	VENTAS NETAS %	EBITDA %	VENTAS NETAS %	EBITDA %
CONSUMIDOR	87	90	87	90
PROFESSIONAL	6	6	6	6
EXPORTACION	7	4	7	4
TOTAL	100	100	100	100

OBLIGACIONES LABORALES AL RETIRO

EL PASIVO Y EL COSTO ANUAL POR PRIMAS DE ANTIGUEDAD LEGAL, PLAN DE PENSIONES PARA PERSONAL QUE REUNA CIERTOS REQUISITOS E INDEMNIZACIONES AL TERMINO DE LA RELACION LABORAL, ES CALCULADO POR ACTUARIO INDEPENDIENTE CON BASE EN EL METODO DE CREDITO UNITARIO PROYECTADO. PARA HACER FRENTE A ESTAS OBLIGACIONES, LA COMPAÑIA TIENE ESTABLECIDOS FONDOS EN ADMINISTRACION.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
CRISOBA INDUSTRIAL, S.A. DE C.V.	MANU PROD AL CONSUMO DE USO PERSONAL	790,601,970	100.00
PAPER PRODUCTS TRADE CORPORATION	COMERCIALIZADORA PROD EN EL EXTRANJERO	3,000,000	100.00
SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V.	SERVICIOS DE DISTRIBUCION Y ALMACENAJE	200,000	100.00
TAXI AEREO DE MÉXICO, S.A.	TRANSPORTE AEREO	105,002,055	100.00
SEIS SUBSIDIARIAS	ARRENDAMIENTO DE INMUEBLES Y EQUIPO	1	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANAMEX	NOT	16/05/2001	15/06/2009	5.61							7,312	7,312	14,624	0	0	0
BONO	YES	28/07/1999	01/08/2009	9.33							0	0	2,735,000	0	0	0
DEUTSCHE BANK	YES	16/08/2001	02/04/2012	5.57							13,555	13,555	27,110	27,110	27,110	27,111
DEUTSCHE BANK	YES	02/12/2002	20/08/2010	5.58							0	20,433	20,433	20,433	0	0
BANK OF AMERICA	YES	30/04/2001	30/09/2011	5.54							0	14,080	14,080	14,080	14,079	0
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	20,867	55,380	2,811,247	61,623	41,189	27,111

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
CERTIFICADOS BURSATILES	NOT APPLIED	18/06/2003	08/12/2010	8.48	0	0	0	0	750,000	0						
CERTIFICADOS BURSATILES	NOT APPLIED	18/06/2003	05/06/2013	8.95	0	0	0	0	0	1,250,000						
CERTIFICADOS BURSATILES	NOT APPLIED	05/07/2007	28/06/2017	7.61	0	0	0	0	0	2,500,000						
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	750,000	3,750,000	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS	NOT APPLIED	01/09/2007			723,840	0	0	0	0	0						
VARIOS	YES	01/09/2007									1,096,691	0	0	0	0	0
TOTAL SUPPLIERS					723,840	0	0	0	0	0	1,096,691	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				3,461,051	0	0	0	0	0						
VARIOS	YES										53,370	0	0	0	0	0
TOTAL					3,461,051	0	0	0	0	0	53,370	0	0	0	0	0
TOTAL GENERAL					4,184,891	0	0	0	750,000	3,750,000	1,170,928	55,380	2,811,247	81,623	41,189	27,111

NOTES

LOS CRÉDITOS SON EN DÓLARES AMERICANOS Y SE UTILIZÓ $10.94 PESOS POR UN DÓLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER
KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTER: 3 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	86,838	950,057	0	0	950,057
LIABILITIES POSITION	380,940	4,167,478	0	0	4,167,478
SHORT-TERM LIABILITIES POSITION	112,094	1,226,308	0	0	1,226,308
LONG-TERM LIABILITIES POSITION	268,846	2,941,170	0	0	2,941,170
NET BALANCE	(294,102)	(3,217,421)	0	0	(3,217,421)

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN DE LOS DÓLARES ES $10.94 PESOS POR UN DÓLAR.

AL 30 DE SEPTIEMBRE DE 2007 EXISTEN CONTRATOS DE COBERTURA POR $320 MILLONES DE DÓLARES ESTADOUNIDENSES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	7,119,776	11,362,202	4,242,426	0.52	21,911
FEBRUARY	7,013,496	10,925,350	3,911,854	0.28	10,934
MARCH	7,154,942	10,857,629	3,702,687	0.22	8,014
APRIL	7,464,723	13,744,553	6,279,830	(0.06)	(3,128)
MAY	6,191,125	12,299,830	6,108,705	(0.49)	(30,423)
JUNE	5,951,659	11,889,738	5,938,079	0.12	7,131
JULY	6,298,103	11,917,560	5,619,457	0.42	20,230
AUGUST	7,641,834	13,265,654	5,623,820	0.41	26,550
SEPTEMBER	7,623,591	13,320,075	5,696,484	0.78	44,231
RESTATEMENT				0.00	610
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					106,060

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

LAS LIMITACIONES DE LOS CERTIFICADOS BURSÁTILES, SON DE HACER Y DE NO HACER; LIMITACIONES FINANCIERAS NINGUNA.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA BAJIO	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA ORIZABA	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA RAMOS ARIZPE	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA TLAXCALA	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA PROSEDE	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA ECATEPEC	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA TEXMELUCAN	PRODUCTOS INSTITUCIONALES	0	0.00
PLANTA MORELIA	PRODUCTOS AL CONSUMIDOR	0	0.00

NOTES

LA CAPACIDAD INSTALADA Y EL PORCENTAJE DE UTILIZACIÓN VARIA SEGÚN LA PRODUCCIÓN.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
POLIETILENO	POLYCEL, CONVERTID., PLIANT				0
QUIMICOS	HÉRCULES MÉXICO				0
CORRUGADOS	EMP. CARTON TITAN				0
FIBRA PARA RECICLAR	RECYCLE, REPACSA, ECOFIBRAS				0
ADHESIVOS	NATIONAL				0
CINTAS Y ELASTOMEROS	3M, FILAMENTOS	CELULOSA DE MADERA	ARACRUZ, GP CELLULOS Y DOMTAR		0
		FIBRA P/RECICLAR Y RECICLADA	HARMON ASSOCIATES		0
		POLIACRILATO DE SODIO	STOCKHAUSEN, BASF		0
		POLIPROPILENO	EXXONMOBIL		0
					0
					0
					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PROD. AL CONSUMIDOR	0	14,756,799	0.0		
FOREIGN SALES					
INFCRMACION TOTAL	0	1,099,921	0.0		
	0	0	0.0		
	0	0	0.0		
	0	0	0.0		
TOTAL		15,856,720			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
INFORMACION TOTAL	0	1,030,784			
	0	0			
	0	0			
FOREIGN SUBSIDIARIES					
INFORMACION TOTAL	0	69,137			
	0	0			
	0	0			
	0	0			
TOTAL		1,099,921			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 3 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.0000	15	585,641,675	0	585,641,675	0	4,801	0
B	0.0000	15	540,321,640	0	0	540,321,640	4,430	0
TOTAL			1,125,963,315	0	585,641,675	540,321,640	9,231	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 1,125,963,315

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

EXISTEN DOS PROYECTOS IMPORTANTES, UNA MAQUINA NUEVA PARA FABRICAR PAPEL TISSUE (75 MILLONES DE DÓLARES DE INVERSIÓN) Y OTRA MAQUINA PARA PRODUCCIR PAPEL BASE PARA LA FABRICACIÓN DE TOALLAS HÚMEDAS (50 MILLONES DE DÓLARES DE INVERSIÓN).

KIMBERLY-CLARK DE MÉXICO, S.A.B. DE C.V. TIENE UNA EMPRESA COMERCIALIZADORA EN EL EXTERIOR PARA PROMOVER SUS PRODUCTOS Y SE DENOMINA PAPER PRODUCTS TRADE CORPORATION, LOS EFECTOS DE ESTA SUBSIDIARIA SON RECONOCIDOS EN LOS ESTADOS FINANCIEROS CONSOLIDADOS Y NO SON IMPORTANTES.

s73: PARA AÑO ANTERIOR SE PROPORCIONA INFORMACIÓN CON LOS TOTALES ANTES DE LA DESINCORPORACIÓN DE LOS NEGOCIOS DE PAPEL PARA ESCRITURA E IMPRESIÓN Y DE CUADERNOS.

s75: PARA AÑO ANTERIOR SE PROPORCIONA INFORMACIÓN CON LOS TOTALES ANTES DE LA DESINCORPORACIÓN DE LOS NEGOCIOS DE PAPEL PARA ESCRITURA E IMPRESIÓN Y DE CUADERNOS.

s76: PARA AÑO ANTERIOR SE PROPORCIONA INFORMACIÓN CON LOS TOTALES ANTES DE LA DESINCORPORACIÓN DE LOS NEGOCIOS DE PAPEL PARA ESCRITURA E IMPRESIÓN Y DE CUADERNOS.

r37: EN EL AÑO ANTERIOR EL RESULTADO FISCAL INCLUYE OPERACIONES CONTINUAS Y DISCONTINUAS.

END